                                                                    EXHIBIT 99.1

   AMDOCS LIMITED REPORTS FIRST QUARTER REVENUE AND PROFORMA EPS IN LINE WITH
                                    GUIDANCE


Key highlights:

      -     Revenue of $339.4 million, a decrease of 19.7% from prior year

      -     Proforma EPS of $0.20

      -     Free cash flow of $68 million in quarter

      -     Cash balance increased to $1.128 billion at end of quarter

      - Second quarter fiscal 2003 guidance: revenue of $333-$340 million and proforma EPS of $0.18-$0.20

St. Louis, MO - January 22, 2003 -- Amdocs Limited (NYSE: DOX) today reported that for the first quarter ended December 31, 2002, revenue was $339.4 million, slightly ahead of expectations although a decrease of 19.7% from last year's first quarter. Excluding acquisition-related costs, restructuring charges and related tax effects, net income decreased 46.0% to $43.5 million, or $0.20 per diluted share, compared to net income of $80.7 million, or $0.36 per diluted share, in the first quarter of fiscal 2002. The Company's as-reported net income, which includes acquisition-related charges for amortization of purchased intangible assets, restructuring charges related to cost reduction measures and related tax effects and, for the first quarter of fiscal 2002 only, the acquisition-related charges for in-process research and development and amortization of goodwill, was $32.2 million, or $0.15 per diluted share, compared to net income of $4.3 million, or $0.02 per diluted share, in the first quarter of fiscal 2002.


Effective October 1, 2002, Amdocs adopted Statement of Financial Accounting Standards No. 142 and therefore no longer amortizes goodwill resulting from acquisitions. Adjusting prior year's as-reported results to eliminate the effects of $50.5 million of goodwill amortization and related tax recorded in the first quarter of fiscal 2002 would have resulted in operating income, net income and earnings per diluted share of $72.4 million, $54.8 million and $0.24, respectively.


Dov Baharav, Chief Executive Officer of Amdocs Management Limited, said, "We are very focused on maintaining sales momentum while reducing costs to ensure continued profitability. This focus on sales resulted in our recently announced outsourcing agreement for SBC's directory operations. This project reaffirms our position as a major provider of outsourcing services and validates our business model, which is based on long-term customer relationships with the industry's leading operators."


Baharav continued, "Communications service providers remain hesitant about finalizing system investment decisions. As expected, this translated into lower sequential revenues in the first quarter. However, we expect to see our revenue decline easing in the second quarter. We are also developing new products that are meeting with market acceptance, particularly Amdocs ClarifyCRM and Amdocs Mobile. Despite the challenging environment, we have the financial and business stability that enables us to focus on our near-term results, while continuing our strong investment in R&D. This ongoing investment ensures we are well positioned for the future, in anticipation of recovery and renewed growth in the communications industry."

SALES HIGHLIGHTS

During the first quarter, Amdocs won five new projects:

      - An outsourcing agreement with SBC's directory publishing subsidiary, including modernization and consolidation of systems across the company, as well as comprehensive support for IT operations.

      - For one of our Latin American customers, we are implementing Amdocs Mobile, our new end-to-end billing system to provide convergent support for voice, data, content and commerce services.

      - A new project based on Amdocs ClarifyCRM to support workforce management for a leading carrier in Europe.

      - For a major carrier, we are expanding our relationship by providing a system to consolidate billing for multiple operations, supporting specific customer segments and services.

      - For one of our mobile customers in North America, we have been selected to implement our commerce payments management module, enhanced by our online charging module, to support commerce, content and data services.

OPERATING AND FINANCIAL HIGHLIGHTS

During the first quarter:

      - Tess, a mobile carrier in Brazil, went live with Amdocs end-to-end billing system.

      - We announced that Belgacom, the leading telecom operator in Belgium, and Eircom, Ireland's premier communications provider, went live with Amdocs Order Management.

      - Samart, a leading technology provider in Thailand, went live with Amdocs ClarifyCRM for its outsourced call center services to Thai Mobile.

      -     We implemented Amdocs ClarifyCRM at Telekom Austria.

      - The Company announced additional cost reduction measures including the reduction of approximately 400 positions.

      - Free cash flow, defined as cash flow from operations less capital expenditures and payments on capital leases, was $68 million in the quarter.

FINANCIAL OUTLOOK

The Company believes that past market conditions will be reflected in softening revenues throughout the first half of fiscal 2003, although the level of decline is expected to diminish in the second quarter. As a result, Amdocs expects that revenue for the second quarter ending March 31, 2003, will be approximately $333-$340 million. Proforma earnings per share for the quarter are expected to be approximately $0.18-$0.20, excluding acquisition-related costs.

Amdocs will host a conference call on January 22, 2003 at 5 p.m. Eastern Standard Time to discuss the Company's first quarter results. The call will be carried live on the Internet via www.vcall.com and the Amdocs website, www.amdocs.com.

ABOUT AMDOCS

Amdocs is the world's leading provider of billing and CRM. With a 20-year track record of delivery excellence, our products empower major communications operators around the globe. We enable rapid time-to-market for next generation voice, content, commerce and application services, while enhancing subscriber loyalty and lowering total cost of ownership. We offer our customers flexible modes of delivery -- products, solutions and outsourcing. For more information, visit our web site at www.amdocs.com

This press release may contain forward-looking statements as defined under the Securities Act of 1933, as amended, including statements about Amdocs' growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs' ability to grow in the mobile, wireline and IP business segments, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F filed December 27, 2001 and our Form 6-K filed on December 27, 2002.


Contact:
Thomas G. O'Brien
Treasurer and Director of Investor Relations
Amdocs Limited
314/212-8328
E-mail: dox_info@amdocs.com

                                 AMDOCS LIMITED

             PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

EXCLUDING RESTRUCTURING CHARGES, PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT, AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLE ASSETS AND RELATED TAX EFFECTS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                               THREE MONTHS ENDED
                                                                   DECEMBER 31,
                                                            2002 (1)        2001 (1)
                                                            --------        --------
Revenue:
  License                                                   $ 20,526        $ 42,290
  Service                                                    318,860         380,351
                                                            --------        --------
                                                             339,386         422,641

Operating expenses:
  Cost of license                                                971             980
  Cost of service                                            204,151         230,603
  Research and development                                    29,619          28,557
  Selling, general and administrative                         51,580          53,779
                                                            --------        --------
                                                             286,321         313,919
                                                            --------        --------
Operating income                                              53,065         108,722

Interest income and other, net                                 4,977           3,327
                                                            --------        --------
Income before income taxes                                    58,042         112,049

Income taxes                                                  14,510          31,374
                                                            --------        --------
Net income                                                  $ 43,532        $ 80,675
                                                            ========        ========
Diluted earnings per share                                  $   0.20        $   0.36
                                                            ========        ========
Diluted weighted average number of shares outstanding        217,139         225,090
                                                            ========        ========



(1) Excludes $0 and $51,137 for amortization of goodwill, $5,154 and $5,645 for amortization of purchased intangible assets, $0 and $17,400 for write-off of purchased in-process research and development related to the Clarify acquisition, $9,956 and $13,311 of nonrecurring charges related to the cost reduction measures and the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility, respectively, and tax effects related to the above of $(3,777) and $(11,152) for the three months ended December 31, 2002 and 2001, respectively. Including the above items, income before income taxes was $42,932 and $24,556, and diluted earnings per share were $0.15 and $0.02 for the three months ended December 31, 2002 and 2001, respectively.

                                 AMDOCS LIMITED

                   CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                       THREE MONTHS ENDED
                                                                          DECEMBER 31,
                                                                    ------------------------
                                                                      2002           2001 (1)
                                                                    --------        --------
(UNAUDITED)
Revenue:
  License                                                           $ 20,526        $ 42,290
  Service                                                            318,860         380,351
                                                                    --------        --------
                                                                     339,386         422,641
Operating expenses:
  Cost of license                                                        971             980
  Cost of service                                                    204,151         230,603
  Research and development                                            29,619          28,557
  Selling, general and administrative                                 51,580          53,779
  Amortization of goodwill and purchased intangible assets             5,154          56,782
  Restructuring charges and in-process research and development        9,956          30,711
                                                                    --------        --------
                                                                     301,431         401,412
                                                                    --------        --------
Operating income                                                      37,955          21,229

Interest income and other, net                                         4,977           3,327
                                                                    --------        --------
Income before income taxes                                            42,932          24,556

Income taxes                                                          10,733          20,222
                                                                    --------        --------
Net income                                                          $ 32,199        $  4,334
                                                                    ========        ========
Basic earnings per share                                            $   0.15        $   0.02
                                                                    ========        ========
Diluted earnings per share                                          $   0.15        $   0.02
                                                                    ========        ========
Basic weighted average number of shares outstanding                  215,626         222,696
                                                                    ========        ========
Diluted weighted average number of shares outstanding                217,139         225,090
                                                                    ========        ========


(1) Includes $51,137 of goodwill amortization and $(679) related tax effects for the three months ended December 31, 2001. Net income and diluted earnings per share excluding these items (as if Statement of Financial Accounting Standards No. 142 had been implemented) for the three months ended December 31, 2001 would have been $54,792 and $0.24

                                 AMDOCS LIMITED

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                             AS OF
                                                                   ----------------------------
                                                                   DECEMBER 31,   SEPTEMBER 30,
                                                                      2002           2002
                                                                   ----------     ----------
                                                                   (UNAUDITED)
ASSETS

Current assets
   Cash, cash equivalents and short-term interest-bearing          $1,127,609     $1,047,819
     investments
   Accounts receivable, net, including unbilled of $24,422 and
     $24,144, respectively                                            257,105        312,732
   Deferred income taxes and taxes receivable                          50,819         48,154
   Prepaid expenses and other current assets                           93,879         72,196
                                                                   ----------     ----------
    Total current assets                                            1,529,412      1,480,901

Equipment, vehicles and leasehold improvements, net                   152,645        160,902
Goodwill and other intangible assets, net                             731,032        750,530
Other noncurrent assets                                               152,875        147,761
                                                                   ----------     ----------
Total assets                                                       $2,565,964     $2,540,094
                                                                   ==========     ==========


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable and accruals                                   $  259,972     $  279,071
   Short-term portion of capital lease obligations                      9,379         10,347
   Deferred revenue                                                   149,844        149,590
   Deferred income taxes and taxes payable                            108,589        103,315
                                                                   ----------     ----------
    Total current liabilities                                         527,784        542,323
Convertible notes and other noncurrent liabilities                    583,711        581,496
Shareholders' equity                                                1,454,469      1,416,275
                                                                   ----------     ----------
Total liabilities and shareholders' equity                         $2,565,964     $2,540,094
                                                                   ==========     ==========

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